Exhibit 99.1

1701 Hollis Street
Founders Square, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1

ANNUAL INFORMATION FORM

For the year ended December 31, 2008
Dated as of March 25, 2009

2008 ANNUAL INFORMATION FORM

GAMMON GOLD INC.
(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TERMS	4

REPORTING CURRENCY AND FINANCIAL INFORMATION	7

FORWARD-LOOKING INFORMATION	7

SCIENTIFIC AND TECHNICAL INFORMATION	7

GENERAL INFORMATION	9

Incorporation	9
Subsidiaries	9
3 Year History	9
Significant Acquisitions	9
Proposed Acquisition	9

NARRATIVE DESCRIPTION OF BUSINESS	11

General	11
Production and Total Cash Costs	12
Mineral Reserves and Mineral Resources	12
Sampling and Analysis, Data Verification	18
Uses of Gold	18
Markets, Sales and Refining	18
Employees and Labour Relations	19
Cycles	19
Competitive Conditions	19
Environmental Protection	19
Foreign Operations	19

MINERAL PROPERTIES	19

The Ocampo Mine	19
The Open Pit	25
The Underground	25
The El Cubo Mine	26
Guadalupe y Calvo	30

TAXES	33

LEGAL MATTERS	33

RISK FACTORS	34

CAPITAL STRUCTURE	44

MARKET FOR SECURITIES	45

ESCROWED SECURITIES	45

2008 ANNUAL INFORMATION FORM

MATERIAL CONTRACTS	45

INTEREST OF MANAGEMENT & OTHER MATERIAL TRANSACTIONS	46

TRANSFER AGENTS AND REGISTRAR	47

DIVIDENDS	47

INTERESTS OF EXPERTS	47

DIRECTORS AND OFFICERS	47

AUDIT COMMITTEE INFORMATION	49

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE	51

ADDITIONAL INFORMATION	51

SCHEDULE “A” – AUDIT COMMITTEE CHARTER	52

2008 ANNUAL INFORMATION FORM

GLOSSARY OF TERMS

Ag – Silver

Assay - Analysis to determine the amount or proportion of the element of interest contained within a sample

Au – Gold

Aue – Gold equivalent

Ball mill - A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder

Bench - The horizontal ledge in an excavation or mining operation that is drilled, blasted and excavated separately from other benches

Clastic Rock - A consolidated sedimentary rock composed principally of broken fragments that are derived from pre-existing rocks (of any origin) or from the solid products formed during chemical weathering of such rocks, and that have been transported mechanically to their places of deposition; e.g., a sandstone, conglomerate, or shale; or a limestone consisting of particles derived from a pre-existing limestone

Concentrate - A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated

Crushing - Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad

Cut-off grade - the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves)

Cyanidation - A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide

Development - Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock

Dilution - Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade

Downhole - A borehole drilled at any angle inclined downward in a direction below the horizon

Dore - Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal

Drift - A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore

Drilling -

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed

Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed

2008 ANNUAL INFORMATION FORM

Exploration - Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade

Felsic - mnemonic adj. derived from (fe) for feldspar, (l) for lenad or feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite

Flotation - A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste

Grade - The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals

Mill-head grade: metal content of mined ore going into a mill for processing

Recovered grade: metal content that was extracted from ore by processing

Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve

g – Grams

g/t – Grams per tonne

Grinding (Milling) - Powdering or pulverising of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing

LIBOR - The London Inter-Bank Offered Rate for deposits

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Metres
Miles	×	1.60930	=	Kilometres
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling)

Mineral Reserve - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mineral Resource - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mining claim - That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface

Net profits interest royalty (also called “net profits interest” or “net profit interest”) - A royalty based on the profit remaining after recapture of certain operating, capital and other costs

Net smelter return royalty(also called a “net smelter return”) - A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals

2008 ANNUAL INFORMATION FORM

NI 43-101 - National Instrument 43-101 – Standards of Disclosure for Mineral Projects

Open pit mine - A mine where materials are removed entirely from a working that is open to the surface

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit

Orebody - A sufficiently large amount of ore that is contiguous and can be mined economically

Oxide ore (also called “oxides”) - Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved

Qualified Person - An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licensee in good standing of a professional association as defined in NI 43-101

Ramp - An inclined roadway connecting two levels in an open pit or underground mine

Reclamation - The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas

Reclamation Costs - The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine

Recovery rate - A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present

Resuing - A method of stoping wherein the wall rock on one side of the vein is removed before the ore is broken. Employed on narrow veins, less than 30 in (76 cm), and yields cleaner ore than when wall and ore are broken together.

Refining - The final stage of metal production in which impurities are removed from the molten metal

Shaft - A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock

Stope - An underground excavation from which ore is extracted

Tailings - The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing

Tailings storage facility - A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore

Tons - Short tons (2,000 pounds)

Tonnes - Metric tonnes (1,000 kilograms), mt

Total cash costs - See “Narrative Description of Business-Production and Total Cash Costs”

tpd - tonnes per day

Volcanics - A general collective term for extrusive igneous and pyroclastic material and rocks

2008 ANNUAL INFORMATION FORM

Volcanoclastic - Pertaining to a clastic rock containing volcanic material without regard to its origin or environment

Wallrock - The rock forming the walls of a vein or other mineral deposit

REPORTING CURRENCY AND FINANCIAL INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated.

Gammon Gold Inc. (“Gammon” or the “Corporation”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, unless otherwise stated, financial information in this Annual Information Form is presented in accordance with Canadian GAAP.

FORWARD-LOOKING INFORMATION

Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Certain statements included or incorporated by reference in this Annual Information Form, including information as to the future financial or operating performance of the Corporation, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, Mineral Reserves and Mineral Resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Corporation. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Corporation’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this Annual Information Form and in the Corporation's other documents filed with the Canadian securities commissions and the United States Securities and Exchange Commission (the “SEC”) should be read for a description of certain factors that could cause the actual results of the Corporation to materially differ from those in the oral forward-looking statements. Forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such document. The Corporation disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to Mineral Reserves or Mineral Resources for the Ocampo property have been prepared by employees of Gammon Gold Inc. under the supervision of Martin Dupuis, P. Geo, Manager of Technical Services, Gammon Gold Inc. Mineral Reserves have been calculated in accordance with the National Instrument 43-101 (“NI 43-101”), as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated” and “Inferred” Mineral Resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resource information contained herein is not comparable to similar information regarding Mineral Reserves disclosed in accordance with requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into reserves. Calculations for the El Cubo property have been prepared by employees of Gammon Gold Inc. under the supervision of Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited.

2008 ANNUAL INFORMATION FORM

The scientific and technical information relating to the Guadalupe y Calvo Project is based on the technical report on the Guadalupe y Calvo Project dated November 25, 2002 and was prepared by Clancy J. Wendt and Mark G. Stevens, C.P.G., Pincock, Allen & Holt in accordance with NI 43-101. The full text of this report is available under the Corporation’s profile at www.sedar.com.

Each of Messrs. Dupuis, Clark, and Wendt is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Definitions

A Mineral Resource (or a “Resource”) is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed but not verified geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A Mineral Reserve (or a “Reserve”) is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves.

A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some circumstances, a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

2008 ANNUAL INFORMATION FORM

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

GENERAL INFORMATION

Incorporation

Gammon Gold Inc. (the “Corporation” or “Gammon Gold”) has its head office located at 1701 Hollis Street, Founders Square, PO Box 2067, Halifax, Nova Scotia B3J 2Z1. The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By Articles of Amendment dated April 17, 1998, the Corporation changed its name to, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis (the “Common Shares”). By Articles of Amendment dated June 7, 2007, the Corporation changed its name to its current name, “Gammon Gold Inc.”

Subsidiaries

The table below provides details with respect to the Corporation’s direct and indirect wholly-owned subsidiaries.

Name of Subsidiary (1)	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Organization	Nature of Business
Gammon Lake Holdings Inc. (2)	100% (direct)	Nova Scotia	Holding corporation for Gammon Lake de Mexico
Gammon Lake de Mexico, S.A. de C.V. (3)	100% (indirect)	Mexico	Operating corporation for the Ocampo mine
Gammon Lake Resources (USA) Inc. (4)	100% (direct)	Arizona	Operating corporation for United States office administrative matters
Mexgold Resources Inc. (5)	100% (direct)	Ontario	Holding corporation for Minera El Cubo and Metales
Compania Minera del Cubo, S.A. de C.V. (6)	100% (indirect)	Mexico	Operating corporation for the El Cubo Mine
Metales Interamericanos, S.A. de C.V. (7)	100% (indirect)	Mexico	Inactive

Notes:

1.	Gammon Gold and all of its subsidiaries are sometimes referred to collectively in this document as the “Corporation”.
2.	Referred to in this document as “Gammon Lake Holdings”.
3.	Referred to in this document as “Gammon Lake de Mexico”. 2% of the issued and outstanding shares of Gammon Lake de Mexico, S.A. de C.V. are held by Gammon Gold directly in accordance with Mexican corporate law requirements.
4.	Referred to in this document as “Gammon Lake Resources USA”.
5.	Referred to in this document as “Mexgold”.
6.	Referred to in this document as “Minera El Cubo”.
7.	Referred to in this document as “Metales”.

3 Year History

During the past four years, the Corporation has focused on the exploration and development of its mineral interests in the municipality of Ocampo, in the State of Chihuahua, Mexico (collectively referred to herein as “The Ocampo Mine”). Ground breaking for the construction of the gold-silver mine and surface processing facilities at Ocampo began in early March 2005. On February 1, 2006, the Corporation poured its first dore bars from the Ocampo mine. The mill and the underground workings were completed during the third quarter of 2006. The Ocampo mine is described in this document under “Mineral Properties - The Ocampo Mine”.

2008 ANNUAL INFORMATION FORM

In February 2006 the Corporation was awarded, through government lottery, concessions covering an additional 6,000 hectares surrounding the Ocampo Mine.

In June 2008, Gammon Lake de México obtained surface control of 4,275 hectares at the Ocampo Mine through a land acquisition procedure validated by both the Ejidos and the Mexican authorities. Total price paid for this land was about $1,000 per hectare.

On October 14, 2005, the Corporation secured a credit facility with Scotia Capital Inc. The facility was secured and consisted of a two-year non-revolving facility of $40 million, and a three year revolving facility of $20 million. Interest was payable at Prime Rate plus 1.25% or in the case of US dollar advances, at LIBOR + 2.25%. In order to preserve the Corporation’s corporate budget for production start-up at the Ocampo mine and fund the Corporation’s investment in Mexgold made in February 2006, the Corporation entered into an agreement with the Bank of Nova Scotia and Société Générale (Canada) on February 24, 2006 to amend this credit facility to further increase the non-revolving credit limit to $47.5 million. On May 19, 2006, the credit facility was amended to increase the non-revolving credit limit to $87.5 million. At the same time, certain of the covenants and repayment terms were renegotiated in the Corporation’s favour to allow for greater cash flow from operations for future corporate development and exploration activities. Under the restructured repayment schedule, payments of $8.75 million were due on a quarterly basis starting on December 29, 2006. On September 30, 2006, the credit facility was further amended to add Mexgold and its subsidiaries to the credit facility, and to pledge their assets to secure the same. On December 18, 2006, the credit facility was further amended to increase the revolving credit limit to $32.5 million. On March 29, 2007, the credit facility was further amended to postpone the automatic reduction in the revolving credit facility and to adjust the repayment schedule to reflect the drawdowns made by the Corporation under the credit facility.

In September 2007, Bank of Montreal replaced Société Générale in the credit facility. Bank of Montreal and Bank of Nova Scotia agreed to maintain the $20 million facility at September 30, 2007 when it was otherwise scheduled to reduce to $10 million.

On November 12, 2007, the Corporation replaced the $20 million revolving facility with a $60 million revolving facility with the Bank of Nova Scotia and Bank of Montreal, expiring on December 31, 2008. The Corporation had an initial availment of $47.5 million which increased to $60 million upon the completion of certain conditions.

On November 28, 2008 (the “closing date”) the Corporation restructured its credit facility and under terms of the new agreement has access to a $50 million credit facility split evenly between Bank of Montreal and Bank of Nova Scotia. The current facility is comprised of a $30 million non-revolving term loan (the “NRT”) and a $20 million revolving line of credit (the “RT”). Interest is payable at prime rate plus 2.5% or in the case of US dollar advances, LIBOR + 3.5%.

The NRT will mature 19-months from the closing date and Gammon is required to repay all outstanding indebtedness under the NRT Facility in five (5) instalments, such instalments being due and payable on the dates, and in the amounts, as set forth below:

Date of Repayment	Amount of Repayment
June 30, 2009	$ 7,500,000
September 30, 2009	$10,000,000
December 31, 2009	$ 5,000,000
March 31, 2010	$ 5,000,000
June 30, 2010	$ 2,500,000

The RT will mature one-year from the closing date and may be renewed at the sole discretion of the financiers. For more details, see Note 7 to the Corporation’s audited financial statements for the year ended December 31, 2008. As at December 31, 2008, the Corporation had drawn $37,130,000.

The credit facility contains various covenants that include a fixed charge coverage ratio of at least 1.15:1 up to March 31, 2009 and at least 1.25:1 thereafter, a leverage ratio of no more than 3:1, a tangible net worth of at least $394,600,000 plus 50% of positive net income earned subsequent to September 30, 2008, and certain other operational covenants. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Corporation.

2008 ANNUAL INFORMATION FORM

The Corporation completed a public offering of 10,000,000 Common Shares at a price of CAD$20.00 per Common Share for gross proceeds of CAD$200 million completed on April 24, 2007. The offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Capital Markets, and including Scotia Capital Inc. and TD Securities Inc. Gammon also granted to the underwriters an over-allotment option to purchase an additional 1,500,000 Common Shares at a price of CAD$20.00 per share.

Significant Acquisitions

In December 2002, February 2004 and February 2006 the Corporation made strategic investments in Mexgold until it owned approximately 23% of the issued and outstanding common shares of Mexgold. The two companies also had certain directors and officers in common. On March 5, 2004, Mexgold acquired Minera El Cubo. The El Cubo Mine was in production when acquired, and additional exploration work has been undertaken since then to expand the resource underlying the property. Mexgold, through its subsidiary Minera El Cubo, owns and operates the El Cubo gold and silver mine and certain related properties located in Guanajuato State, Mexico (collectively referred to herein as the “El Cubo Mine”). Mexgold has been producing gold and silver from the El Cubo Mine since Mexgold acquired the mine in March 2004. The El Cubo Mine is described in this document under “Mineral Properties – The El Cubo Mine”. On September 7, 2004, Mexgold’s subsidiary Metales entered into a lease agreement (subsequently taken over by Minera El Cubo) with Compania Minera Las Torres, S.A. de C.V. (“Torres”) for the Las Torres Mine, immediately adjacent to the El Cubo Mine, see – “Las Torres Lease”.

On August 8, 2006, the Corporation acquired all of the issued and outstanding Common Shares and options of Mexgold by way of a plan of arrangement under the Business Corporations Act (Ontario) in exchange for Common Shares and stock options of the Corporation on the basis of 0.47 Common Shares of the Corporation for each Mexgold Common Share, and stock options to purchase a proportionate number of Common Shares of the Corporation at a proportionate price (in each case based on the exchange ratio of 0.47 Common Shares of the Corporation for each Mexgold Common Share). The outstanding Mexgold Common Share purchase warrants were adjusted on the same basis in accordance with their terms, so that they were exercisable for Common Shares of the Corporation. The Corporation issued 21,838,033 Common Shares and options to acquire up to an additional 5,512,997 Common Shares of the Corporation. An additional 186,120 Common Shares of the Corporation were issuable on the exercise of the Mexgold warrants immediately following the acquisition and have since been exercised. Immediately following the completion of the transaction, the former shareholders of Mexgold (other than the Corporation) held approximately 22% of the issued and outstanding common shares of the Corporation on a non-diluted basis. As a result of the transaction Mexgold is now a wholly-owned subsidiary of the Corporation. Details of the acquisition are provided in a Form 51-102F4, Business Acquisition Report which the Corporation filed in respect of the acquisition on October 20, 2006, and which is available under the Corporation’s profile at www.sedar.com.

Proposed Acquisition

On March 12, 2009, the Corporation announced that it entered into a letter agreement (the “letter of intent”) with Capital Gold Corporation (“Capital Gold”) relating to a proposed acquisition all of the outstanding shares of Capital Gold by the Corporation in exchange for the issuance of 0.1028 Gammon Gold shares for each Capital Gold common share outstanding. The all-share transaction is subject to satisfactory completion of due diligence and the negotiation of definitive documentation, receipt of Capital Gold shareholder approval, regulatory approvals and the satisfaction of certain other conditions. The letter of intent contemplates, among other things,

Capital Gold has agreed to a non-solicitation period expiring on March 31, 2009, subject to fiduciary outs, and both parties have agreed to the payment of a break fee to the other party in the amount of $4 million payable only under certain circumstances.

Capital Gold is a gold production and exploration company and operates the El Chanate gold property in Sonora, Mexico.

NARRATIVE DESCRIPTION OF BUSINESS

General

The Corporation is a mid-tier mining company which is also engaged in the exploration for and development of gold and silver deposits in Mexico. Through its subsidiaries, the Corporation owns and operates the Ocampo gold-silver mine in Chihuahua State, Mexico, and the El Cubo gold-silver mine in Guanajuato State, Mexico, both of which are currently producing gold and silver. Through its subsidiaries, the Corporation also owns the Guadalupe y Calvo gold-silver exploration project in Chihuahua State, Mexico, and leases the Las Torres gold-silver mine in Guanajuato State, Mexico, which is also currently producing gold and silver.

2008 ANNUAL INFORMATION FORM

Production and Total Cash Costs

During 2008, the Corporation sold 150,646 gold ounces and 5,606,539 silver ounces, or 245,028 gold equivalent ounces1, at average gold and silver selling prices of $863.58 per ounce and $14.66 per ounce respectively, for total revenues of $212,521,699. This compares to prior year sales of 121,107 gold ounces and 5,027,963 silver ounces, or 218,200 gold equivalent ounces, at average gold and silver selling prices of $698.91 per ounce and $13.42 per ounce respectively, for total revenues of $152,058,628.

The Corporation’s consolidated total cash cost per gold equivalent ounce decreased to $525 per ounce versus $670 in the prior year. The following table sets out the Corporation’s results of operations and its subsidiaries for the financial year ended December 31, 2008:

	2008	2008	2008
	Ocampo	El Cubo	Other
Revenue from mining operations	$154,312,233	$58,209,466	-
Gold ounces produced	115,656	38,772	-
Silver ounces produced	3,995,725	1,783,149	-
Gold equivalent ounces produced(1)	182,399	69,111	-
Gold ounces sold	112,682	37,964	-
Silver ounces sold	3,867,178	1,739,361	-
Gold equivalent ounces sold(1)	177,404	67,624	-
Production costs	$85,398,768	$41,625,183	-
Refining costs	$1,156,936	$505,811	-
Net earnings /(loss) before other items	$32,172,633	$18,760	($19,016,600)
Total cash costs (per gold equivalent ounce)(2)	$488	$623	-
Total cash costs per gold ounce(2)	$264	$441	-

Notes:

1. Gold equivalent ounces are calculated based on actual sales.

2. See the Non-GAAP Measures section on page 18 of the Corporation’s Management Discussion & Analysis for the year ended December 31, 2008.

Mineral Reserves and Mineral Resources

During 2008 the Corporation drilled 20,729 metres at in the open pit areas and 13,575 metres in the underground at the Ocampo Mine. The focus of the 2008 open pit drilling program was on drilling off, to a 25 metre by 40 metre pattern, all Probable ores scheduled for mining in the next two (2) years. This provided the Corporation with sufficient data to secure its short term planning requirements in the Plaza de Gallos, Conico and Refugio pits. The 2008 Ocampo drill program resulted in positive 12% reconciliation of ore tonnage, positive 3% reconciliation in contained gold and negative 7% reconciliation in contained silver.

The tightened drilling pattern allowed the Corporation to improve high grade mill ore interpolation. In addition, the higher metal price assumption converted lower grade Measured and Indicated Resources into Reserves, which increased tonnage to over 54 million tonnes and reduced the grades.

In the underground working area, the Corporation focused on drilling the down dip extensions of the Aventurero and San Juan veins to better guide the placement of the primary decline to the 1,500 metre level. The drill spacing on the Inferred Resources was not adequate to convert these Resources to Reserves in 2008.

1 Gold-equivalent values are based on actual gold and silver prices realized upon sale of dore bars which are recorded at the time of shipping to the third-party refinery. Revenue from the sale of dore may be subject to adjustment upon final settlement of estimated metal prices, weights and assays.

2008 ANNUAL INFORMATION FORM

At the El Cubo Mine, higher reference metal prices combined with additional drilling resulted in increases to contained gold and silver in the Contra, Inmaculada and Tuberos veins. However, these Reserve increases were offset by mining depletion and the reclassification of a significant amount of Las Torres reserves to Inferred Resources.

At December 31, 2008, Gammon’s total proven and probable gold equivalent Reserves were 3.1 million gold equivalent ounces. Mineral Reserves and Mineral Resources have been calculated as at December 31, 2008 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into NI 43-101. Reserves for the Ocampo and El Cubo properties have been calculated using an assumed gold price of $720 per ounce and a silver price of $13.50 per ounce for a gold equivalent ratio of 53.33:1. Resources at the Ocampo and El Cubo properties have been calculated assuming a gold price of $850 per ounce and a silver price of $15.44 and have been summarized at a gold equivalent ratio of 55.05:1. The Guadalupe y Calvo Inferred Resources assumed a gold price of $850 per ounce and a silver price of $15.44 per ounce and have been summarized at a gold equivalent ratio of 55.05:1. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore. Gammon Gold’s normal data verification procedures have been employed in connection with the calculations. For the cut-off grades used in the calculation of Reserves, see – “Notes to the Mineral Resources and Reserves Tables.”

Although the Corporation has carefully prepared and verified the Mineral Reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver as well as increased production costs or reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Forward-Looking Information”.

2008 ANNUAL INFORMATION FORM

Ocampo Proven & Probable Reserves(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000's)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000's)(1)
Open Pit Area(9)
Proven	0.64	27	1.15	27,741	575	23,971	1,024
Probable	0.60	20	0.98	26,063	504	17,020	823

Total Open Pit Area Proven & Probable	0.62	24	1.07	53,804	1,079	40,991	1,847
Underground Area
Proven	3.28	164	6.36	2,025	213	10,685	414
Probable	2.39	184	5.84	829	64	4,910	156
Total Underground Area Proven & Probable	3.02	170	6.21	2,854	277	15,595	569

Total Proven	0.82	36	1.50	29,766	788	34,656	1,438
Total Probable	0.66	25	1.13	26,892	568	21,929	979

Total Ocampo Proven & Probable	0.74	31	1.33	56,657	1,356	56,585	2,417

El Cubo Proven & Probable Reserves(4)(5)(7)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)
El Cubo
Proven	3.34	189	6.89	1,326	142	8,068	294
Probable	3.35	157	6.30	1,696	182	8,581	343
Total El Cubo Proven & Probable Reserves	3.34	171	6.56	3,022	325	16,649	637
Las Torres (Underground)
Proven	2.00	180	5.37	127	8	732	22
Probable	2.16	168	5.31	84	6	455	14
Total Las Torres Proven & Probable Reserves	2.06	175	5.34	211	14	1,187	36

Total Proven	3.22	188	6.76	1,453	151	8,801	316
Total Probable	3.29	158	6.25	1,780	188	9,036	358

Total Proven & Probable Reserves	3.26	172	6.48	3,233	339	17,836	673

2008 ANNUAL INFORMATION FORM

Total Summary of Proven & Probable Reserves(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(1)

Total Proven	0.94	43	1.75	31,219	939	43,457	1,753
Total Probable	0.82	34	1.45	28,672	756	30,965	1,336

Total Proven & Probable Reserves	0.88	39	1.60	59,890	1,694	74,422	3,090

Ocampo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(8)(10)
Mineral Category	Gold (g/t)(6)	Silver (g/t)(6)	Gold Equivalent (g/t)(6)	Tonnes (000’s)	Gold Ounces (000's)	Silver Ounces (000's)	Gold Equivalent Ounces (000)(2)
Open Pit Area(9)
Measured	0.18	7	0.30	12,174	72	2,625	119
Indicated	0.22	7	0.35	15,285	107	3,684	173
Total Open Pit Area Measured & Indicated	0.20	7	0.33	27,460	178	6,309	293
Inferred	0.62	16	0.91	27,734	553	14,278	812
Underground Area
Measured	2.94	197	6.52	393	37	2,495	83
Indicated	2.16	84	3.68	301	21	810	36
Total Underground Measured & Indicated	2.60	148	5.29	694	58	3,305	118
Inferred	4.44	258	9.12	5,573	796	46,166	1,634
Summary - Total Measured & Indicated
Total Measured	0.27	13	0.50	12,568	109	5,120	202
Total Indicated	0.25	9	0.42	15,586	127	4,494	209
Total Measured & Indicated	0.26	11	0.45	28,154	236	9,614	411
Summary - Total Inferred
Total Inferred	1.26	56	2.28	33,307	1,349	60,443	2,447

2008 ANNUAL INFORMATION FORM

El Cubo Measured, Indicated & Inferred Resources(3)(4)(5)(7)(10)
			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s)	(000's)	(000's)	(000)(2)
El Cubo
Measured	2.38	94	4.09	160	12	484	21
Indicated	2.61	95	4.34	215	18	659	30
Total El Cubo Measured & Indicated	2.51	95	4.23	375	30	1,143	51
Inferred	4.84	220	8.84	2,343	364	16,605	666
Las Torres
Measured	-	-	-	-	-	-	-
Indicated	-	-	-	-	-	-	-
Total Las Torres Measured & Indicated	-	-	-	-	-	-	-
Inferred	4.53	186	7.91	438	64	2,626	112
Phoenix Pit
Measured	-	-	-	-	-	-	-
Indicated	2.72	49	3.61	2,100	184	3,308	244
Total Phoenix Pit Measured & Indicated	2.72	49	3.61	2,100	184	3,308	244
Inferred	-	-	-	-	-	-	-
Summary - Measured & Indicated
Total Measured	2.38	94	4.09	160	12	484	21
Total Indicated	2.71	53	3.68	2,315	202	3,967	274
Total Measured & Indicated	2.69	56	3.70	2,475	214	4,451	295
Summary - Inferred
Total Inferred	4.79	215	8.70	2,781	428	19,231	778

2008 ANNUAL INFORMATION FORM

Guadalupe y Calvo Estimate of Inferred Resources(3)(4)(5)(7)(10)
			Gold		Gold	Silver	Gold
Deposit Location	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s)	(000's)	(000's)	(000)(2)
Rosario Bulk Tonnage (at 75% of available tonnes)	1.60	96	3.39	10,700	566	33,100	1,167
Rosario Underground (at 33% of available tonnes)	18.50	435	24.89	700	393	9,200	560
Rosario
Total Rosario Inferred	2.64	117	4.71	11,400	959	42,300	1,727
Nankin Underground (at 33% of available tonnes)	9.25	260	13.84	400	118	3,300	178
Nankin
Total Nankin Inferred	9.25	260	13.84	400	118	3,300	178
Summary - Inferred
Total Rosario and Nankin Inferred	2.84	120	5.02	11,800	1,077	45,600	1,905

Total Summary of Measured, Indicated and Inferred Resources(3)(4)(5)(10)
			Gold		Gold	Silver	Gold
Mineral Category	Gold	Silver	Equivalent	Tonnes	Ounces	Ounces	Equivalent Ounces
	(g/t)(6)	(g/t)(6)	(g/t)(6)	(000’s)	(000's)	(000's)	(000)(2)
Summary - Measured & Indicated
Total Measured	0.30	14	0.54	12,728	121	5,604	223
Total Indicated	0.57	15	0.84	17,901	329	8,461	483
Total Measured & Indicated	0.46	14	0.72	30,629	450	14,065	706
Summary - Inferred
Total Inferred	1.85	81	3.33	47,888	2,854	125,274	5,130

2008 ANNUAL INFORMATION FORM

Notes to Mineral Resources and Reserves Tables:

1.	Gold equivalent calculations use the reserve metal prices of $720/oz for gold and $13.50/oz for silver for a gold to silver ratio of 53.33:1
2.	Gold equivalent calculations use the resource metal prices of $850/oz for gold and $15.44/oz for silver for a gold to silver ratio of 55.05:1
3.	These Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions
4.	Reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of Gammon’s Mineral Resources constitute or will be converted into Reserves
5.	Mineral Reserves and Resources have been calculated as at December 31, 2008
6.	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply
7.	The metallurgical recovery applicable at each property and the cut-off grades used to determine Reserves as at December 31, 2008 are as follows:

	Au	Ag
	Metallurgical	Metallurgical	Cut-off Grade
Mine	Recovery (%)	Recovery (%)	g/t
Ocampo Open-Pit Mill	96	92	>2.5
Ocampo Open Pit Fine Crush	82	72	>0.7-2.5
Ocampo Open Pit Coarse Crush	60	35	>0.3-0.7
Ocampo Underground	96	92	2.0
El Cubo	89	89	2.66
All ores at Ocampo demonstrate similar metallurgical recoveries regardless of whether oxides are sulfides.

8.	The Ocampo Open Pit strip ratio is 3:1

9.	The basis for the reserve estimation is the Learchs-Grossman pit optimization methodology

10.	Sums may not add to totals due to rounding.

Sampling and Analysis, Data Verification

An analytical quality assurance program has been established for all of the Corporation’s mineral properties to control and assure the analytical quality of assays in all the Corporation’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory with facilities in Hermosillo, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Reno, Nevada. The Corporation also uses its onsite laboratory at Ocampo for the analysis of RC drilling samples from the Ocampo exploration program. Standard quality assurance programs are performed at the Ocampo laboratory, and in addition check samples are sent to commercial accredited laboratories for additional confirmation.

Uses of Gold

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Markets, Sales and Refining

Gold and silver can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available purchasers, the Corporation is not dependent upon the sale of gold or silver to any one customer or group of customers. The Corporation currently does not have any long term refining sales contracts in place, except that dore from the El Cubo Mine is refined by and sold to Met-Mex Peñoles S.A. de C.V. (“Met-Mex”) under contract.

2008 ANNUAL INFORMATION FORM

Employees and Labour Relations

As at December 31, 2008, the Corporation had approximately 599 direct full-time employees, and 1,765 individuals employed on a contract basis. Management believes that labour relations at all locations are good.

Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to employee turnover at certain of the Corporation’s operations. This competition for qualified employees may lead to workforce shortages.

Cycles

As a mid-tier mining Corporation and a growing producer of gold and silver, the Corporation is subject to the cyclical nature of gold, silver and the metals markets generally.

Competitive Conditions

Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis and some companies have much greater financial and technical resources than the Corporation.

The Corporation competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees, see - “Employees and Labour Relations”. There is significant competition for mining claims and leases and, as a result, the Corporation may be unable to continue to acquire attractive assets on terms it considers acceptable.

Environmental Protection

There are no known environmental issues that may impact the mineral properties. The Corporation will be obliged to carry out site reclamation on its current properties at the end of their mine life, and expects to be able to finance the same from the revenues generated by such projects.

Foreign Operations

All of the Corporation’s mineral properties are located in Mexico.

MINERAL PROPERTIES

The Ocampo Mine

Property Description and Location

The Ocampo Mine is located approximately 235 kilometres west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

2008 ANNUAL INFORMATION FORM

The Ocampo property currently comprises 61 exploitation concessions covering a total of 11,262 hectares. The concessions have various expiration dates ranging from May 17, 2017 to October 17, 2057.

Seven of the concessions (covering approximately 120.6 hectares) are subject to a royalty and certain contingent payments under an agreement with Compania Minera Brenda, S.A. de C.V. (“Brenda”) dated February 21, 2003 (the “Minera Fuerte Buy-Out Agreement”) and 13 of the concessions (covering approximately 211.8 hectares) are subject to a contingent payment owed to Compania Minera Global, S.A. de C.V. (“Global”), see - “Royalties and Contingent payments.”

Forty-seven of the concessions (covering approximately 3,566 hectares), including the ones referred to above, are subject to a pledge in favour of The Bank of Nova Scotia that guarantees the obligations acquired by the Corporation and Mexgold deriving from a credit agreement dated October 14, 2005 and its amendments.

All of the concessions are held by the Corporation’s indirect wholly-owned subsidiary, Gammon Lake de Mexico.

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Lake de Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Lake de Mexico and Soyopa.

2008 ANNUAL INFORMATION FORM

This agreement covers approximately 2,000 hectares. The agreement is for 30 years for the initial and only payment of $20,000. The agreement has been registered with the National Agrarian Registry.

In addition to the above, in June 2008 Gammon Lake de Mexico obtained surface control of 4,275 hectares (including the 2,000 above) through a land acquisition procedure validated by both the Ejidos and the Mexican authorities. Total price paid for this land was about $1,000 per hectare.

Outside of the Ocampo project area, Gammon Lake de Mexico has control of 4 concessions located in the vicinity of Chinipas, South of Ocampo which covers 1,242 hectares.

It should be noted that some small concessions held by others exist within the Corporation’s concession blocks. These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Mine.

The Corporation currently has all necessary permits for exploration and for commercial mining activity on these concessions.

Minimum Investment / Assessment Work 2008

To keep the concessions in good standing a minimum investment or assessment work (“MI”) must be made or filed (as the case may be) each year. The amount of the MI varies based on the size, age and type of the concession. The required MI changes annually with the Department of Mines publishing a new list at the end of each year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

For exploitation concessions, the annual amount of MI only varies with the size of the concessions. The smallest concessions up to 30 hectares only have a requirement of 49.02 pesos per hectare or approximately $3.54 per hectare. Thirty-four of the concessions are in that category. As the concessions get larger the MI increases. For 30 to 100 hectares the annual MI is 98.05 pesos or approximately $7.09 per hectare. Five of the concessions fall into that category. The concessions that are greater than 100 hectares have a fixed fee per concession plus an amount per hectare. Gammon has 2 concessions just over 100 hectares and the average MI is 203.87 pesos per hectare for the 105 hectares concession or approximately $14.74per hectare and 203.65 pesos per hectare for the 108 hectares concession or approximately $14.72 per hectare. The largest concession of 1,657.92 hectares has an MI of 787.13 pesos per hectare or approximately $56.90 per hectare.

The average MI on the Corporation’s 3,563 hectares of exploitation concessions is currently 472.80 pesos or approximately $34.18 per hectare totaling $121,779 (The exchange rate to calculate US dollar equivalent is PESO 1.00 = US$ 0.07229, as at December 31, 2008).

MINIMUM INVESTMENT / ASSESSMENT WORK FOR EXPLOITATION CONCESSIONS

SURFACE RANK	FIXED ANNUAL FEE	ADDITIONAL ANNUAL FEE
(HECTARES)	(PESOS)	PER HECTARE
		(PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

Mining Duty (Tax)

The rate of the mining duty (“MD”) depends exclusively on the age of the concession. The following are the current rates of mining duties and could be changed by the Government at the beginning of any year depending mostly on the existing economic situation and such variations shall be published at the Official Gazette of the Federation. The MD is due in both January and July.

2008 ANNUAL INFORMATION FORM

MD RATES 2008 (in Mexican Pesos per Hectare):
During the first year and 2nd year	4.60
For the 3rd and 4th year	6.88
For the 5th and 6th year	14.24
For the 7th and 8th year	28.64
For the 9th and 10th year	57.26
From the 11th year	100.79

The rates are effective if paid during January and July, but if the payment is delayed, penalties and actualizations are accrued every month as published in the “Official Gazette of the Federation” of the Mexican government.

Most of the Ocampo Mine mining concessions are subject to the high rate of 100.79 pesos per hectare, however, there are some others, including new ones that are subject to different rates. The average rate of MD for the exploitation concessions is 50.12 pesos per hectare.

The total MD for the Ocampo Mine concessions was approximately $42,461 for 2008. Royalties and Contingent Payments Compania Minera Global, S.A. de C.V.

On July 17, 2000, the Corporation entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Corporation and Soyopa, the Corporation agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Corporation shall be required to pay Global $1,000,000.

Minera Fuerte Mayo, S.A. de C.V. /Compania Minera Brenda, S.A. de C.V.

As a result of the Minera Fuerte Buy-Out Agreement in which the Corporation acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda, the Corporation agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of $2,000,000. As at December 31, 2007, the Corporation had paid Brenda $455,000.

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000,000, and instead the Corporation agreed to pay Brenda a total of $2,000,000 for the group of claims. The Corporation had previously paid $455,000 and during the current year, the Corporation paid a further $750,000 resulting in a balance payable at December 31, 2008 of $795,000.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property can be accessed by two highways, Federal Highway 16, a major transportation route through the northern Sierra Madre Mountains, of which the last 27 kilometres of road is a government maintained gravel road from Cahuisori, or Highway 16 by a government maintained gravel road from Mycoba to Morris then east to Ocampo. The State of Chihuahua has two international airports located at the cities of Ciudad Juarez and Chihuahua. A railhead is present at La Junta, approximately 125 kilometres east of Ocampo.

The required water for the mining operations is supplied by a combination of rainfall runoff water catchments and ground water wells. The power supply for the mining operations is generated by generators owned by the Corporation, and by a 7 MW, 33KV power line coming into the property. Incoming power is supplied by CFE, the government generator and distributor of electricity. Additional power line capacity is currently under construction that will allow the site to be fed entirely by external power. The town of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government and has recently been connected to the National Electrical grid. An adequate workforce that is familiar with mining is present in the State of Chihuahua. The Ocampo Mine sources 1/3 of its power from the grid network and generates the remaining power from its diesel power stations on site.

2008 ANNUAL INFORMATION FORM

Mining and forestry are the major industries in the area.

The cool winters and mild summers are typical of the temperate climate in the area. The rainfall is erratic and mainly occurs during the summer monsoon season. Snow does occur sporadically in the winter. The average annual precipitation is approximately 800 mm. The weather conditions should not effect the planned operations.

The Ocampo property is within the Sierra Madre Occidental (the “SMO”) physiographic province. This province is mountainous, however there are features that suggest an incised plateau rather than a true mountain range. The property area ranges in elevation from 1,600 metres to 2,200 metres in elevation and is located near the eastern edge of the barranca (canyon) country.

The steep sided canyon at the Town of Ocampo limits the area available for town expansion.

There was adequate space on Gammon’s mining concessions for the plant, tailings pond and other necessary facilities at the Ocampo Mine.

History

Gold and silver have been produced from the Ocampo area since the second half of the 19th century. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded $100 million. More up to date estimates are not available. Major production gave way to small scale operators and gambesinos from the 1940's to the 1990's. With the easing of foreign ownership restrictions for the mining sector in the late 1990's, the Ocampo area saw exploration by the joint venture partners of Soyopa (Mogul Mining NL with 59 drill holes and 6,288 metres drilled in 1997 and Augusta Resources Corporation with 11 drill holes and 1,677 metres drilled in 1999). In 1999, the Corporation entered into its first agreement with Soyopa and proceeded to consolidate its holdings in the area over the subsequent years.

Geological Setting

The Ocampo property is located in the SMO. SMO is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overlie a Precambrian through Jurassic basement. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the border of the United States.

Volcanic stratigraphy in the SMO has been broken into two main groups consisting of the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”). LVG rocks dominate the project area and consist of massive andesitic flows and tuffs. Localized beds of volcanoclastic sediments are also present. Toward the top of this group, the volcanics become more felsic. This group of rocks is host to the majority of the silver and gold deposits exploited thus far in the SMO. UVG rocks are comprised of felsic ignimbrites, tuffs, flows and volcanoclastics. Overall, there is a northwest trending structural fabric best evidenced by the alignment of the numerous mining districts found in the SMO.

In general, Ocampo can be broken into two major structural areas, the Northeast area (the “Northeast Area”) and the Plaza de Gallos Refugio trend (the “PGR Trend”) that extends from Alta Gracia in the southeast to beyond La Estrella in the west.

Mineralization

Mineralization at Ocampo consists of low sulfidation epithermal veins that are common in the SMO gold-silver province. The Ocampo Mine consists of an open pit project area centered on the PGR Trend, and an underground project area located in the Northeast Area. The property is characterized by mountainous terrain that contains numerous veins, within which there are high-grade ore shoots, often of bonanza grade. High grade mineralization has been documented over a vertical extent of 700 metres. The Northeast Area is dotted at various elevations with old mines following these shoots. The highest outcrop of mineralization, at the PGR area, occurs at an elevation of 2,150 metres; the lowest, at the Santa Juliana Mine, is at 1,400 metres elevation.

The PGR trend mineralization consists of a major west-northwest trending vein system that cuts a series of conjugate northwest trending veins. The intersections of these veins are the locus of wide zones of mixed bonanza-grade and low-grade gold-silver mineralization that occur in a geometry favorable for open-pit mining. The Northeast Area is a complex zone with veins striking in numerous directions: west-northwest, north-south, and northeast. To date the northeast-striking veins have the highest bonanza grades (San Juan, Balvanera, San Amado being examples). The geometry and grades of mineralization in the Northeast Area are favorable for underground mining.

2008 ANNUAL INFORMATION FORM

While the evidence for a rich 700 metre ore horizon is abundant at Ocampo, not a single ore shoot has yet been tested over the entire 700 metre extent of this horizon as many of these ore shoots extend well below local water tables. The gold and silver grades of some of the shoots improve as they go deeper, as much as 350 metres below the valley floors.

Exploration & Drilling

The Corporation has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted of geological mapping, sampling both on surface and underground, diamond drilling and reverse circulation drilling from the surface, diamond drilling from underground, and test mining.

As of the end of 2008, Gammon Gold and previous owners of the property have drilled 1,595 total drill holes in the Ocampo Project, for a total of 269,984 metres. Of these 1,126 holes (70.5% of the drill holes) and 213,912 metres (79.2% of the meterage) were drilled by Gammon Gold. Another 455 (28.5% of the drill holes) and 54,866 metres (20.3% of the meterage) were drilled by Bolnisi Gold in 1999 – 2003 as part of a joint venture with Gammon.

During the 2008 calendar year Gammon Gold executed a substantial surface drill program to better define the limits of mineralization in the PDG open pit. This drilling consists of 108 holes of reverse circulation drilling for a total of 15,516 metres, and 31 holes of diamond drilling for a total of 5,231 metres. The total of reverse circulation and diamond drilling in the PDG open pits in 2008 was 139 holes for a total of 20,747 metres. This work was used to refine the Corporation’s Resource and Reserve estimates for the PDG open pits.

In addition to the surface drilling, the Corporation drilled 85 holes for a total of 13,574 metres in the Northeast Area using underground diamond drills. This drilling was mostly directed to the San Fernando Vein, the San Amado Vein, the Aventurero Vein, and the Balvanera Vein.

Five holes from this program were designed to test the NE-striking San Amado Vein in the farthest NE developed part of the mine. These five holes test approximately 100 metres strike and 75 metres dip length on the San Amado Vein. Of these five holes three intersected grades that meet underground cut-offs, and two did not. This variability in grades over a short distance is typical of Ocampo veins, but provides encouragement that a new ore shoot could be defined by further exploration drilling and drifting. The three positive intercepts on this vein were:

  OU-424: 1.4 metres drilled length with 1.79 grams per tonne gold and 146 grams per tonne silver;

  OU-426: 5.0 metres drilled length with 30.57 grams per tonne gold and 2,126 grams per tonne silver; and

  OU-428: 3.6 metres drilled length with 82.4 grams per tonne gold and 681 grams per tonne silver.

Hole OU-428 tests the vein at its deepest and northeastern most point in the mine, leaving this mineralization potentially open to expansion. The spacing of drilling on the Northeast Area underground veins is not closely-spaced enough to calculate new resources, therefore follow-up drilling will be done in the future to better define this mineralization and any possible extensions.

Exploration at Ocampo in the past has focused on the PDG and Northeast area veins. For 2009 the Corporation has planned 7,500 metres of surface drilling in these areas, and 10,000 metres of underground drilling in the Northeast underground area, to expand resources and reserves. The Corporation is also planning a new surface brownfields exploration program at Ocampo on the existing large land position. Much of this land position has not been explored far beyond the presently-recognized resources in the past, and the new program will consist of basic geology and geochemistry to define drill targets for the following year.

Sampling Methods, Analysis, Quality Control and Quality Assurance

Underground channel samples are generally collected every 1.5 metres along exploration and development drifts. Samples are collected from the backs or roofs of workings, and generally consist of 6 to 8.5 kilos for each 1 metre of sample. Maximum sample length is generally 1.5 metres and minimum sample length is generally 0.5 metres except when unusual conditions are encountered. The samples are collected in heavy-gauge plastic bags and sealed.

2008 ANNUAL INFORMATION FORM

Core samples from drilling are delivered in standard core boxes with the core runs marked therein. Samples are marked and then split using a hydraulic splitter to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.0 metres and minimum core length is 0.5 metres. The split samples are collected in heavy-gauge plastic bags and sealed.

For reverse circulation drilling the Corporation maintains two samplers and one geologist on site during all drilling operations to monitor sampling. Samples are collected every 1.52 metres of downhole length. Sample material comes through a cyclone, under which a riffle splitter is maintained to collect 50% of dry samples. The 50% that is saved is then split down into two samples of approximately seven kilos each, one of which goes to the laboratory and the other retained for check sampling. When wet drilling conditions are encountered, a rotating Gilson splitter is used, and it is set to collect approximately 50% of the sample volume which is collected in plastic 20 litre buckets. The wet sample is then split into two approximately 12 kilo samples using the riffle splitter. The splitter is washed between each sample, and the cyclone has the loose material removed between each sample to insure there is no inter-sample contamination. Samples are collected in heavy-gauge plastic bags and sealed.

The Corporation sends exploration samples to ALS Chemex laboratories in Hermosillo, Mexico, also to the Corporation’s on-site laboratory depending on availability. Underground channel samples are normally sent to the Corporation’s on-site laboratory for analysis. For samples processed at the Corporation’s on-site laboratory, the samples are transported by Corporation personnel to the laboratory where the samples are crushed, split, and a 300g subsample ground to -100 microns in a ring-and-puck pulverizer. From the pulverized pulp, a 30 grams subsample is split and used for fire assay with gravimetric finish to determine gold and silver content.

Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and shipped via private courier. The analytical procedure used by ALS Chemex is to crush the entire sample to -2mm, split out a 200 grams subsample, then pulverize the split to -75 microns. From this pulverized pulp a 30 grams subsample is split and then assayed by conventional fire assay with gravimetric finish.

Along with the samples, control pulp samples are inserted every 20 samples as a check on laboratory drift. In addition, for every 20 samples a blank sample consisting of clean silica sand is inserted as a check on laboratory contamination.

Mining Operations

The Ocampo property consists of (i) an underground mine which uses standard underground mining equipment and is designed to produce 1,000 tonnes of ore per day and (ii) an open pit mine with a 15,000 tonne per day heap leach.

The Open Pit Mine

Open pit mining at Ocampo utilizes multiple benching (6 metre or 12 metre bench heights), with excavation in 3 metre lifts (split benching) in select ore areas. The mining operation currently consists of five open pits mined in sequence. Over the mine life, six pits will be mined. High grade ore is crushed and sent to the mill (described below). Lower grade ore is crushed then stacked on the heap leach pad. Ore on the heap is leached with barren cyanide solution, and pregnant heap solution is pumped back for processing in the recovery plant, which uses the Merrill Crowe process for extracting the gold and silver from the leach solution.

The open pit mine was originally expected to have a mine life of 7 years, with reduced production in the seventh year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the open pit mining and leaching complex is expected to have a mine life of 10 years.

The Underground Mine

The Corporation is utilizing a combination of cut and fill and long hole mining methods at the Ocampo underground mine. Engineering, design and construction was completed for a 550,000 tonne per year (1,500 tonnes per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment. The mine is operated using standard trackless underground mining equipment and is ramping up to a production level of 1,500 tonnes of ore per day. The mill has since been expanded to 2,400 tonnes per day, and is currently undergoing additional expansions in 2009. Gold and silver concentrate recovered from the recovery plant are poured into dore bars. Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

2008 ANNUAL INFORMATION FORM

The underground mine was originally expected to have a mine life of six years, with reduced production in the sixth year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the underground mine will have a mine life of 8 years.

Current Exploration and Development Activities

The Corporation has two exploration objectives during 2009. The first is to drill and drift on the existing underground vein ore shoots to the 1,375 metre level to approximate 60 x 90 metre centers where there is good indication of ore grades below the 1,611 level. This drilling will be focused on the San Jose, San Juan, Balvanera, Animas, and Rosario Veins, and is planned at 10,570 metres of underground core drilling. Along with the drilling, the Corporation has planned 2,550 metres of exploratory drifting along the known veins, and to develop drill stations.

The second exploration objective for 2009 will be a district-wide brownfields exploration campaign that includes basic geology, geochemistry, and preliminary drilling on several new exploration targets throughout the large property holdings. At present the is planning to drill targets east-southeast of the existing planned open pits to determine if there is further open pit potential, as well as to drill portions of the San Amado Vein from the surface. Total planned surface drilling is 2,000 metres core and 5,700 metres reverse circulation drilling.

The El Cubo Mine

Property Description and Location

The El Cubo Mine is located adjacent to the village of El Cubo in central Mexico. El Cubo is approximately 10 kilometres east of the City of Guanajuato, which is the capital city of the State of Guanajuato, approximately 275 kilometres northwest of Mexico City.

Minera El Cubo holds a 100% interest in 58 mining concessions covering approximately 8,088 hectares. The concessions have various expiration dates ranging from September 8, 2011 to March 8, 2057.

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (covering approximately 374.46 hectares) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Penoles which is now under lease by Mexgold; and (ii) 22 of the concessions (covering approximately 1,010 hectares) are subject to a voluntary first priority mortgage which secures a $7,000,000 loan made to El Cubo by the Mexican Mining Development Trust.

2008 ANNUAL INFORMATION FORM

In addition, El Cubo leases the Las Torres Mine complex that is adjacent to the El Cubo Mine, see - “Las Torres Lease” section below. The Las Torres property consists of 47 mining concessions covering 5,999 hectares and surrounds the main, operating portions of the El Cubo property. The Peregrina Mine portion of the Las Torres property (consisting of 12 concessions covering approximately 1,410 hectares), and covers the extensions of the mineral trend that is being mined at El Cubo. The Las Torres complex consists of the Los Cedros Mine, positioned on the southwest end of the Veta Madre and the Peregrina Mine, located on the northwest end of the La Sierra Structure. The Las Torres concessions have various expiration dates ranging from September 22, 2011 to September 29, 2053.

The concessions are for mineral rights only. El Cubo and Las Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activity, an environmental permit is required. Mexgold currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

Las Torres Lease

Pursuant to the lease agreement with Las Torres, Mexgold has the right to explore, develop and mine the Las Torres property for a period of 5 years expiring in September 2009, with the right to renew for a further five year period. Annual lease payments total $480,000 in the first year, and $720,000 each year thereafter. In addition, Mexgold is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per ounce of gold, $5.50 per ounce silver, with a minimum monthly royalty of $20,000 for production from the Las Torres properties. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below $300 per ounce gold and $5.00 per ounce of silver.

The Las Torres lease agreement also includes use of the Las Torres mill complex, which is part of the Las Torres Mine. This plant is a modern 2,200 tpd hoisting, grinding and flotation processing facility. For the use of these facilities to process El Cubo ore, Mexgold will pay $10 for each Aue ounce that is extracted and sold from the El Cubo property.

Minimum Investment and Taxes 2008

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and it varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The following table sets out the total minimum investment and assessment work and the mining duty required annually to keep the El Cubo and Las Torres concessions in good standing:

	Minimum Investment / Assessment Work	Mining Duty
Concessions	($)	($)
El Cubo mining concessions (8,087 hectares)	181,018	62,820
Las Torres leased mining concessions (5,999 hectares)	15,195	81,131

Mexgold will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and the past work.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

El Cubo is approximately 10 kilometres east of the City of Guanajuato, which is the capital city of the State of Guanajuato. Guanajuato City is approximately 275 kilometres northwest of Mexico City.

2008 ANNUAL INFORMATION FORM

The area is accessible by daily plane service to the Leon airport (45 kilometres west of Guanajuato), directly from the United States and many parts of Mexico. The Village of El Cubo surrounds the El Cubo Mine offices and the Level 4 adit. This village supplies some of the work force; however the majority of the workers come from Guanajuato and other surrounding villages. An adequate workforce that is familiar with mining and the necessary support facilities are present in the region. The El Cubo Mine is connected to the national electrical grid. The required water is supplied from the mine, recycled water from the tailings impoundment facilities, and from Minera Las Torres water rights.

The city of Guanajuato, and its surrounding mines, is located in an arid, mountainous area at an elevation of 1,996 metres (6,550 feet) above sea level. Though the capital of the state of Guanajuato, it is only the fifth-largest city in the state. Based on the 2005 census, the population is Guanajuato proper is 70,798, though there are larger, contiguous, communities. The cool winters and mild summers are typical of the temperate climate in the area. The rainfall mostly occurs during the summer season, June to September. The annual precipitation is in the order of 50 centimetres per annum. Winter night temperatures from mid-December through January fall to 7-10°C with the daytime temperature in the low 20°C range. Snow rarely falls in the area although it has been known to occur in the higher elevations of this mountainous area. Local wildlife includes rabbits, squirrels, snakes, lizards, skunks, deer, and a variety of birds. Cows, horses, and burros commonly roam the hills. Typical vegetation includes various types of cactus and shrubs, eucalyptus and pine trees.

History

Silver and gold have been mined in the Guanajuato area for approximately 450 years, starting in 1548 with the discovery of the La Luz Structure. The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at 6 million ounces of Au and 1.2 billion ounces of Ag. The Sierra Structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for a large part of the gold that has been mined in the district.

In their current form, the El Cubo Mine and the adjacent Las Torres complex were acquired and leased, respectively, by Mexgold in 2004.

Geological Setting and Mineralization

The Guanajuato mining district encompasses an area of 20 kilometres x 16 kilometres with the city lying within the district.

The eastern part of the Guanajuato Mining District, where El Cubo is located, is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age rocks.

There are three main northwest trending vein systems that cut these volcano-sedimentary sequences. The vein systems from west to east are known as La Luz, Madre and La Sierra systems. These systems are generally silver rich with gold-to-silver ratios from 1:72 to 1:214 and have a strike length of 10 to 25 kilometres. The known vertical extent of the economic grade mineralization is considered to be up to 550 metres; however, the mineralization at El Cubo is known to extend more than 800 metres vertically.

The veins at El Cubo are found in all of the formations and are not rock type specific. The principal host rocks for the ore shoots are the Guanajuato Conglomerate for the lower ores and the Bufa Rhyolite for the upper ores. The mineral deposits in the El Cubo area are all related directly to faults. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. The veins formed in relatively open spaces are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit.

There are 40 veins within the El Cubo Mine area that are included within the mineral resource estimations. These mineralized veins are known to occur from an elevation of 2,650 metres down to an elevation of 1,825 metres. In the adjacent Las Torres Mine the veins are developed down to an elevation of approximately 1,600 metres.

The principal vein of the La Sierra Structure, including the El Cubo Mine area, is the Villalpando Vein. It is generally steeply dipping, on the order of 75°, and varies from approximately 0.7 metres to 4 metres in width with an average width of 1.2 metres. Additionally, there are many other veins that cross the Villalpando Vein but at a variety of directions and inclinations. The Villalpando Vein averages has an average gold-to-silver of 1:100 while the cross veins average a gold-to-silver ratio of 1:40, making them attractive targets for higher gold production.

2008 ANNUAL INFORMATION FORM

Exploration and Drilling

Surface diamond drilling was suspended for the year in 2008, while geologic mapping and sampling were undertaken to bring a number of exploration targets to the drilling stage. These included prospects within El Cubo property as well as others within the surrounding Peñoles lease. The target areas have been prioritized with some ready for drilling during 2009 while others are still in earlier stages of exploration. This work is ongoing.

An underground diamond drilling program was initiated and supervised by the Corporation’s geologists in June utilizing a contract drilling company and targeting some of the more prospective veins. A total of 5,262 metres were drilled to test the down-dip projections of several veins. The principal targets were:

  Villalpando Vein – on Levels 4 and 14 – 2,913 metres drilled

  Vein 176 and Vein 178 – on Level 0 – 1,110 metres drilled

  Villalpando del Alto Vein and Guadalupe Vein – on Level 13 – 812 metres drilled

Minor additional ore was added to the Villalpando structure on Levels 4 and 14. Down-dip continuity of Vein 176 and Vein 178 was established but will require further exploration below Level 0. This is a previously untested area with significant potential for new discoveries. Further drilling in 2009 will target this area as well as other strike and dip extensions of known structures. At year-end two small El Cubo drills were engaged in follow-up drilling.

In addition, exploration drifting was completed on several veins, including La Loca – Level 12 (98 metres), La Loca – Level 6 (115 metres), and Villalpando – Level 5 (118 metres). Within Peñoles concessions the exploration drifting occurred principally on San Alberto – Level 600 (74 metres) and Fatima – Level 600 (49 metres)

Sampling Methods, Analysis, Quality Control and Quality Assurance

Channel samples are collected generally every 2 metres along exploration and development drifts. Samples are collected from the backs and generally consist of 1 kilo for each 1 metre of sample. The maximum sample length is generally 1m and minimum sample length is generally 0.2 metres. The samples are collected in plastic sample bags and sealed. Mine channel samples are transported to the Corporation’s assay laboratory at the mine site by Corporation personnel.

Core samples from drilling are delivered in standard core boxes with the core runs marked therein. Samples are marked and then split using a core saw to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 1.5 metres and minimum core length is 0.20 metres. The split samples are collected and sealed in plastic sample bags and transported to the Corporation’s assay laboratory by Corporation personnel.

For samples processed at the Corporation’s on-site laboratory, samples are crushed, split, and with a 200 gram split ground to -200 mesh in a ring-and-puck pulverizer. From the pulverized pulp, a 30 gram subsample is split out and used for fire assay with AA finish for gold and silver content. Every 40 samples a blank sample consisting of 30 grams is inserted as a check on laboratory contamination and for every 50th sample a duplicate sample is inserted.

The El Cubo operations send check samples to ALS Chemex laboratories in Guadalajara, Mexico as a check on the mine laboratory. Each batch of check pulp samples sent contains a range of low-grade to high grade mineralization, along with blanks. Samples are transported from the mine to ALS Chemex in Guadalajara by bonded courier.

Mining Operations

During 2008 the El Cubo Mine produced its ore from only underground operations. The El Cubo Mine employs conventional drill and blast mining methods to extract the ore. The principal mining method is narrow vein cut-and-fill with resuing and waste backfill. Resuing is when only the vein is blasted and removed in order to minimize dilution, then followed by the blasting of the remaining non-ore material. This second step creates sufficient width for entry of the mechanized equipment and also creates broken waste that is left in place as backfill. This method gives a high percentage of recovery, estimated at 95%. Low-grade sections can be left behind as pillars, or blasted and left on the stope floor for backfill. Some longhole stoping is used where the vein widths are greater than 1.5 metres. Access to the mining areas is by adits, ramps, and shafts. Ore is cleaned from the stopes and development headings by scoop trams (low-profile, front-end loaders) and dumped into ore passes or loaded into low-profile trucks for haulage to main ore passes. While some ore is trucked to the surface, most ore is dropped through ore passes down to the 600 level, which is a 5.4 kilometre drift connecting the Peregrina Mine and the Los Cedros Mine. It is then loaded into rail cars and trammed by rail to the Guanajuato Shaft, located next to the Las Torres Mill.

2008 ANNUAL INFORMATION FORM

Mining dilution is a big factor in the mill-head grades. Minera El Cubo is constantly working to reduce dilution to a minimum. Geologists paint the paying zone of the vein, based on sample assays, so that only this portion of the vein is blasted and sent to the mill. Horizontal control lines are painted so that scoop operators will remove only the blasted ore and not dig down into the waste backfill.

El Cubo ore is treated by conventional means. Crushing and grinding is followed by flotation and cyanidation with the dissolved gold and silver recovered from solution by the Merrill-Crowe process. Performance-improvement programs, begun in the last quarter of 2007, concentrated ore processing in the two larger milling facilities during the first half of 2008. The Las Torres Mill, leased from Peñoles, concentrates the ore by milling and standard flotation. The concentrate is then treated with cyanide at El Cubo’s El Tajo Mill. During the second half of 2008, a gravity concentrator was installed in the Las Torres Mill and an existing regrind mill was reconnected to the circuit. These changes have raised the precious metal recovery in the Las Torres Mill and the finer grind of the concentrate is now giving higher recovery in the El Tajo Mill’s cyanide circuit. The recovered gold and silver is smelted into bars of doré and sold to Peñoles´ Met-Mex facility.

Development during 2008 averaged 1,767 metres per month as opposed to an average of 1,561 metres per month in 2007. This includes both development for production and capital development for exploration.

During 2008 El Cubo processed 658,104 tonnes of ore versus a plan of 787,600 tonnes. Mill head grade averaged 1.98 g/t Au and 94.53 g/t Ag versus forecasted head grades were 1.19 g/t Au and 84 g/t Ag. Overall recoveries in 2008 were 91.55% Au and 88.48 % Ag versus a plan of 90.59% Au and 87.96% Ag. The performance improvement programs in the Las Torres Mill were responsible for the rise in metal recoveries.

Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the El Cubo Mine will have a mine life of 5 years.

Current Exploration & Development Activities

For 2009 the Corporation is beginning a new, district-wide, brownfields exploration program, using a group of consultants, to define new targets throughout the El Cubo Mine and leased Las Torres ground. This will consist of state-of-the-art remote-sensing interpretation, geology, and geochemistry. Also in process is a review of Peñoles core drilling results within the Las Torres concession.

Minera El Cubo’s mine geology department is also actively exploring its various veins with core drilling, drifting, and raising with the purpose of expanding existing ore zones both laterally and at depth and locating new ore chutes, both in El Cubo ground and within the Las Torres concession. Geologic mapping is also underway in existing drifts that were never geologically mapped in the past.

Guadalupe y Calvo

Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300 kilometres southwest of the city of Chihuahua.

2008 ANNUAL INFORMATION FORM

The property consists of 4 contiguous concessions totalling 436 hectares. The concessions have various expiration dates, ranging from May 9, 2011 to April 2055. The concessions are held by Minera El Cubo. Gammon Lake de Mexico also has one concession in Guadalupe y Calvo, located 300 kilometres southwest of the city of Chihuahua which covers 25,691.5 hectares.

Accessibility and Local Resources

Access to Guadalupe y Calvo from Parral, the nearest major city, is via Federal Highway 24, a paved two-lane road, and approximately 271 kilometres to the town of Guadalupe y Calvo which is located at the south eastern edge of the project area and has an estimated population of 5,000 people. The project lies immediately to the south west of the town. An airstrip is also present near the town of Guadalupe y Calvo. The necessary infrastructure and a local workforce are both available.

On site facilities consist of a hacienda with offices, housing and dining facilities. The hacienda is currently connected to the national power grid and telephone lines are available for installation. A 40 tpd mill with flotation recovery circuit is present along with various storage facilities.

Elevations at the property range from 1,900 metres to 2,300 metres and consist of rolling to moderately steep hills incised with small streams that cut through a mixture of pine forests and meadows. The climate is typical of the higher elevations of the Sierra Madre Occidental, with cool winters freezing at times, and mild days. Temperatures rarely drop below -5 degrees Celsius in winter nor rise above +35 degrees Celsius in summer.

2008 ANNUAL INFORMATION FORM

History

Gold has been mined in the area from 1835, when what is now called the Rosario vein was discovered, until 1940. While accurate production records are not available for the period from 1835 to 1940, it is postulated that 2 million ounces of gold and 28 million ounces of silver were mined. From 1978 and into the 1980s, Compania Minera Los Maple, S.A. de C.V. owned the property and installed a mill with a flotation circuit, and used a Merrill Crowe recovery system for a small heap leach in the 1980s. Limited mapping, sampling and exploration was done in the area by Glamis Gold Ltd., V-Fund Investments and Augusta Resource Corp. from 1994 to 1998. Gammon Gold acquired the Guadalupe y Calvo as part of the August 8, 2006 business acquisition of Mexgold.

Geological Setting and Mineralization

As with the Ocampo Mine, the Guadalupe project is located in the SMO physiographic province. Volcanic stratigraphy has been broken down into two main groups, the LVG and the UVG. LVG rocks are the host of nearly all of the gold and silver deposits that have been found in the Sierra Madre to date.

Within the Guadalupe y Calvo project area an erosional window of LVG rock is exposed, surrounded by UVG rhyolitic flows and tuffs. The limited exposure of the LVG rocks makes interpretation of the structural fabric in regional terms difficult. The main structural feature in the project area is the Rosario fault complex, a complex fault system containing multiple fault segments with the intervening ground being highly fractured. These multiple fault segments host classic ribbon veins and quartz breccias.

Guadalupe y Calvo is a classic gold-silver epithermal district and in general is classified as a pluton low-sulfidation epithermal vein system. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems. Total width of the mineralized zone within the Rosario fault complex is up to 80 metres. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 metres. Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason mining was not pursued down dip rather than the absence of high grade gold-silver mineralization.

Exploration & Drilling

During 2008 the Corporation drilled an additional 126 diamond drill holes for a total of 38,399 metres. Along with previous drilling done by the Corporation, the total drilling in the project is now 183 diamond drill holes for a total of 52,075 metres. This year’s drilling was designed to fill in the previous drilling on 25 x 40 metre centers to define a Measured and Indicated Resource on the project. The results of this drilling are being integrated into an updated geologic and ore model for the deposit.

Preliminary metallurgical tests were also performed on the mineralization discovered to date. These tests showed that six samples of vein and grade wallrock stockworks had averaged 84% Au and 89% Ag recoveries using bottle roll cyanide tests on -150 micron mineralization.

In addition to testing the potential open pit-configuration mineralization, the 2008 drilling tested potential underground mineralization in the Rosario Vein. Results were generally positive. This drilling extended bonanza grade mineralization to an elevation of 1,955 metres, well below the 2,200 metres elevation that was known previously. Two of the deepest intercepts were holes GC-67 with a 2.0 metre long intercept grading 9.16 g/t Au and 686 g/t Ag at 1,955 metre elevation, and GC-68 with a 4.0 metre long intercept grading 5.11 g/t Au and 470 g/t Ag at 1,955 metre elevation. These are just two out of a total of 51 drill intercepts discovered on the property that had grades in excess of 3.0 gpt Aue over minimum drill lengths of 1.4 metres, and of eleven drill intercepts that had grades in excess of 10.0 gpt Aue. These two intercepts indicate that the vein mineralization is open at depth.

For 2009 the Corporation is planning to complete a district-wide exploration program on the large land package presently around the known deposit. This work will include an extensive geochemical – geological program to determine if there are other worthy drill targets on the large land package.

2008 ANNUAL INFORMATION FORM

Sampling Methods, Analysis, Quality Control and Quality Assurance

Core samples from the project’s drilling are delivered in standard core boxes with the core runs marked therein. Samples are marked and then split using a hydraulic splitter to obtain ½ of the core in potentially mineralized zones. Maximum core length of samples is 3.0 metres and minimum core length is 0.5 metres. The split samples are collected in heavy-gauge plastic bags and sealed.

Samples from the Guadalupe y Calvo Project are sent to ALS Chemex laboratory in Hermosillo. The sealed samples are packaged in rice bags, sealed with wire, and shipped via private courier or transported by Corporation personnel. The analytical procedure used by ALS Chemex is to crush the entire sample to -2mm, split out a 200 gram subsample, then pulverize the split to -75 microns. From this pulverized pulp a 30 gram subsample is split and then assayed by conventional fire assay with gravimetric finish.

Along with the samples, control pulp samples are inserted every 20 samples as a check on laboratory drift. In addition, every 20 samples a blank sample consisting of clean silica sand is inserted as a check on laboratory contamination. Results of this program indicate that the drill results are reliable.

TAXES

There are four taxes that are applied to the Corporation’s operations in Mexico that are of primary concern: the tax on corporate profits, the Single Rate tax, the value added tax (“IVA” using the Spanish acronym), and the diesel fuel tax (“IEPS”). The general Mexican tax rates applicable to the Corporation went from 30% in 2004 to 29% in 2005 and were reduced to 28% in 2006 and thereafter. With the implementation of the Single Rate tax on January 1, 2008, the Corporation’s Mexican subsidiaries pay a 17.5% tax (with lower transitional rates for 2008 and 2009) on the Corporation’s revenues less certain deductions, all determined on a cash basis. The Corporation pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. IVA is administered at various rates depending upon the materials or services purchased. Generally speaking the IVA rate most applicable to the Ocampo mine is 15%. The Ocampo mine will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses. Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. If the fuel is used off-road and in a qualifying project, the tax is refundable, as is the case with the Ocampo Mine.

LEGAL MATTERS

Litigation

Set out below is a summary of material legal proceeding to which Gammon is a party:

Ed J. McKenna

Ed J. McKenna issued a Notice of Action against the Corporation and certain other parties on February 5, 2008. A statement of claim was filed on March 6, 2008 and an amended statement on claim on July 11, 2008, in the Ontario Supreme Court of Justice, Canada. The plaintiff alleges that the Corporation’s short form prospectus dated April 19, 2007 contained a misrepresentation and other misstatements with respect to production rates from the Corporation's gold mines in Mexico and also alleged that the Corporation manipulated grant dates of stock options. The plaintiff seeks certification of the action on behalf of a class of persons who acquired securities in the distribution and held some or all of such securities beyond August 9, 2007. The plaintiff seeks $150 million in special and general damages and $10 million in punitive damages on behalf of the class.

Midas Fund, Inc.

Midas Fund, Inc. (“Midas”) filed a claim in the United States District Court, Southern District of New York against the Corporation and certain other parties on July 25, 2007. An amended claim was filed on August 6, 2007 and the Corporation was served with the claim on August 20, 2007. The plaintiff alleged that the Corporation’s short form prospectus dated April 19, 2007 contained a misrepresentation relating to statements made by the Corporation about the production rates from its gold mines in Mexico. The plaintiff was seeking $2,400,000 in damages and restitution, and $10,000,000 in punitive damages. On September 30, 2008, Gammon reached an agreement with Midas to settle the lawsuit filed against Gammon and several of its officers and directors in U.S. District Court New York. Midas dismissed the lawsuit in exchange for a $200,000 cash payment by Gammon. The settlement did not constitute an admission of liability on the part of Gammon or any of the other defendants. A Dismissal Order was received from Honourable Judge Naomi Buchwald, United States District Judge on October 3, 2008.

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Rafael Villiagomez versus Metales Interamericanos S.A. de C.V.

The courts of the State of Guanajuato have dismissed the $13 million action brought against Metales, an inactive subsidiary of Gammon, initiated by Rafael Villagomez, a former 50% owner of the El Cubo Mine which Gammon’s wholly owned subsidiary, Mexgold Resources Inc., acquired in 2004. The action was dismissed by the Court on May 21, 2008 as being without merit.

RISK FACTORS

An investment in any securities of the Corporation is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any securities of the Corporation, investors should consider carefully the risks included herein.

Financial Condition and Liquidity

Recent disruptions in global credit and financial markets have resulted in a deteriorating economic climate. These macroeconomic events have negatively affected the mining and minerals sector in general. Access to financing has been negatively impacted and although these circumstances will likely improve over the longer term, the short term impact upon the Corporation’s liquidity and its ability to raise the capital required to execute its business plans going forward could be negative. These factors may impact the ability of the Corporation to obtain equity or debt financing and continue as a going concern.

Liquidity risk is the risk that the Corporation will be unable to meet its financial obligations as they become due. The Corporation manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Corporation ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

History of Profitability

The Corporation has a limited history of producing precious metals from its properties and there can be no assurance that it will successfully expand mining operations or profitably produce precious metals.

Although commercial bodies of ore have been identified on the Ocampo Mine and the El Cubo Mine and production from such deposits has commenced, there is no assurance that they can be mined profitably. Continued profitability from the business of the Corporation will be dependent upon prevailing commodity prices and the Corporation’s ability to raise capital.

The Corporation had net earnings of $30,238,059 for the year ended December 31, 2008 and incurred a loss of $101,313,968 for the year ended December 31, 2007.

The Corporation has an accumulated deficit of $131,430,635 as of December 31, 2008, and had an accumulated deficit of $161,668,695 as of December 31, 2007.

Reserves and Resources are Estimates

The figures for the Corporation’s reserves and resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise Indicated, Mineral Resource and Reserve figures presented herein are based upon estimates made by Corporation personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;

  reserves, resources or other mineralization figures will be accurate; or

  this mineralization could be mined or processed profitably.

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Mineralization estimates for the Corporation’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The reserve and resource estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Corporation’s ability to extract this mineralization, could have a material adverse effect on the Corporation’s results of operations or financial condition.

The Corporation May Not Achieve Its Production Estimates

The figures for the Corporation’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Corporation prepares estimates of future gold and silver production for its operating mines. The Corporation cannot give any assurance that it will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business.

Mining involves various types of risks and hazards, including, but not limited to:

  environmental hazards;

  industrial accidents;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  seismic activity;

  flooding;

  fires;

  periodic interruptions due to inclement or hazardous weather conditions;

  variations in grade, deposit size, density and other geological problems;

  mechanical equipment performance problems;

  unavailability of materials and equipment including fuel;

  labour force disruptions;

  unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and

  unanticipated transportation costs.

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These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Corporation maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Corporation or to other companies within the mining industry. The Corporation may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Corporation will be required to continually replace and expand its Mineral Reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Corporation’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand Mineral Reserves at existing mines.

Mineral Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Corporation will successfully acquire additional mineral rights. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  future gold prices; and

  anticipated capital and operating costs.

Estimates of Mineral Resources and reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

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Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  costs of constructing and operating a mine in a specific environment;

  availability and costs of processing and refining facilities;

  availability of economic sources of power;

  adequacy of water supply;

  adequate access to the site, including competing land uses (such as agriculture);

  unanticipated transportation costs;

  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);

  title claims, including aboriginal land claims;

  fluctuations in prices of precious metals; and

  accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Corporation’s actual capital and operating costs. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Corporation’s mineral properties as set forth in the applicable feasibility studies.

The future development of the Corporation’s properties that are found to be economically feasible, including the expansion of the Ocampo Mine, the El Cubo Mine and the Guadalupe y Calvo Project, if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;

  the availability and costs of skilled labour, power, water, transportation and mining equipment;

  the availability and cost of appropriate smelting and/or refining arrangements;

  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and

  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of some of the Corporation’s mining properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Corporation will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo Mine and the El Cubo Mine.

Integration of New Acquisitions

The Corporation may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Corporation.

The Corporation is in the process of and may make selected acquisitions in the future. The Corporation’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions which fit the Corporation’s strategy;

  negotiating acceptable terms with the seller of the business or property to be acquired; and

  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

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If the Corporation does make further acquisitions, any positive effect on the Corporation’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;

  maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property;

  implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and

  to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Corporation’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments. The integration of the Corporation’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Corporation’s Common Shares. In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities.

Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of the Corporation’s operations and financial condition.

The Corporation’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Corporation’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Corporation’s control, including:

  expectations with respect to the rate of inflation;

  the relative strength of the US dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions;

  supply and demand for jewellery and industrial products containing metals;

  costs of substitutes;

  changes in global or regional investment or consumption patterns; and

  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and silver could adversely affect the profitability of the Corporation’s existing mines and the Corporation’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Corporation’s financial condition and results of operations. A decline in the market price of gold or silver, or both, may also require the Corporation to write-down its Mineral Reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Corporation may experience liquidity difficulties.

Foreign Operations

The Corporation’s Mexican property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

All of the Corporation's property interests are located in Mexico, and are subject to Mexican federal and state laws and regulations. As a result the Corporation’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Corporation believes the present attitude of the governments of Mexico and of the States of Chihuahua and Guanajuato (where the Corporation’s projects are located) to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

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The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development, inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Corporation’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Property Rights, Permits and Licensing

The Corporation requires various property rights, permits and licenses in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could have a material adverse effect on the Corporation.

The Corporation’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Corporation’s properties, require certain permits and licenses from various levels of governmental authorities. The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse impact on the Corporation.

In order for the Corporation to carry out its mining activities, the Corporation's exploitation licences must be kept current. There is no guarantee that the Corporation's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

Uncertainties of Title

Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

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Impact of Regulatory Requirements

Regulatory requirements significantly affect the Corporation’s mining operations and may have a material adverse impact on our future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

Impact of Environmental Laws and Regulations

The Corporation’s activities are subject to environmental laws and regulations that may increase the Corporation’s costs of doing business and restrict its operations.

The Corporation’s exploration and production activities in Mexico are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time.

The Corporation cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Capital Investment

The Corporation may require significant external financing to continue its exploration and development activities on its mineral properties.

The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter. The sources of external financing that the Corporation may use for these purposes include project debt, and/or debt or equity offerings. There is no assurance that the financing alternative chosen by the Corporation will be available to the Corporation, on favourable terms or at all. Depending on the alternative chosen, the Corporation may have less control over the management of its projects. There is no assurance that the Corporation will successfully increase revenues from existing and expanded production. Should the Corporation not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

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Conflicts of Interest

Certain of the Corporation’s directors and officers serve in similar positions with other public companies which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a directors or officers of the Corporation and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dependence on Key Personnel

The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Corporation’s growth effectively could have a material adverse effect on its business and financial condition.

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

In addition, the Corporation anticipates that, as it expands its existing production and brings additional properties into production, and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations. The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

Increased Competition and Costs

Increased competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

The international mining industry is highly competitive. The Corporation's ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

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Stock Price Volatility

The trading price for the Corporation’s securities is volatile.

The trading price of the Corporation’s Common Shares may be subject to large fluctuations. The trading price of the Corporation’s Common Shares may increase or decrease in response to a number of events and factors, including:

  the price of gold and other metals;

  the Corporation’s operating performance and the performance of competitors and other similar companies;

  the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;

  changes in earnings estimates or recommendations by research analysts who track the Corporation’s Common Shares or the shares of other companies in the resource sector;

  changes in general economic conditions;

  the number of the Corporation’s Common Shares to be publicly traded after an offering;

  the arrival or departure of key personnel; and

  acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Corporation’s shares are affected by many variables not directly related to the Corporation’s success and are therefore not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Corporation’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Common Shares on the exchanges in which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Risks Related to the Current Global Financial Markets

The current turmoil in global financial markets exposes the Corporation to counter-party risk and liquidity risk.

Current global financial markets have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both the sub-prime mortgage market in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Corporation is subject to counter-party risk and liquidity risk. The Corporation is exposed to various counter-party risks including, but not limited to: (i) through financial institutions that hold the Corporation’s cash; (ii) through companies that have payables to the Corporation; (iii) through the Corporation’s insurance providers; and (iv) through the Corporation’s lenders. The Corporation is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s planned growth could be adversely impacted and the trading price of the Corporation’s securities could be adversely affected.

Dilution

The Corporation may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Corporation’s Common Shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

2008 ANNUAL INFORMATION FORM

Currency

Because the Corporation’s producing properties are located in Mexico and will have production costs incurred in Mexican pesos, while gold and other metals are generally sold in United States dollars, the Mexican property results could be materially adversely affected by an appreciation of the Mexican peso.

Gold and other metals are sold throughout the world principally in United States dollars. The Corporation’s operating costs for its Mexican projects are incurred in Mexican pesos and certain costs are incurred and certain debt obligations are owed in United States dollars. As a result, any significant and sustained appreciation of the Mexican peso against the United States dollar, or of the United States dollar against the Canadian dollar, may materially increase the Corporation’s costs and reduce revenues, if any, on its Mexican operations. The Corporation does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

Lack of Hedging

Because the Corporation does not currently intend to use forward sale arrangements to protect against low commodity prices, the Corporation’s operating results are exposed to the impact of any significant drop in commodity prices.

The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Corporation’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Corporation is producing, the Corporation would realize reduced revenues. While it is currently not the Corporation’s current intention to enter into forward sales arrangements, the Corporation is not restricted from entering into forward sales arrangements at a future date.

Dividends

No dividends have been or will be paid in the foreseeable future.

To date, the Corporation has paid no dividends on its Common Shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the Common Shares in the foreseeable future. Any return on an investment in the Corporation’s Common Shares will come from the appreciation, if any, in the value of the Common Shares. The payment of future dividends, if any, will be reviewed periodically by the Corporation’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Possible PFIC Status

The Corporation may be a ''passive foreign investment Corporation'' for the current and future taxable years under the U.S. Internal Revenue Code, which may result in adverse tax consequences for investors in the United States.

Shareholders and potential investors that are U.S. taxpayers should be aware that the Corporation may be a ''passive foreign investment Corporation'' under Section 1297(a) of the U.S. Internal Revenue Code (a ''PFIC'') for the current and future taxable years. If the Corporation is or becomes a PFIC at any time during a U.S. taxpayer’s holding period, any gain recognized on the sale of Common Shares and any ''excess distributions'' (as specifically defined) paid on the Common Shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

As an alternative to the U.S. federal income tax treatment if the Corporation is a PFIC as described above, a U.S. taxpayer that makes a ''QEF election'' generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Corporation’s ''net capital gain'' and ''ordinary earnings'' (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Corporation. U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules in the event that the Corporation is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a ''mark-to-market election'' if the Corporation is a PFIC and the Common Shares are ''marketable stock'' (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such Common Shares. Each U.S. taxpayer should consult its own tax advisor regarding the PFIC rules and the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership and disposition of Common Shares.

2008 ANNUAL INFORMATION FORM

To ensure compliance with U.S. Treasury Department Circular 230, U.S. taxpayers are hereby notified that: (a) any discussion of U.S. federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon by a U.S. taxpayer for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code; (b) this summary was written in connection with the promotion or marketing of the transactions or matters addressed in this document; and (c) each U.S. taxpayer should seek advice based on such U.S. taxpayer’s particular circumstances from an independent tax advisor.

Litigation

Gammon is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation.

If Gammon is unable to resolve these disputes favorably, it may have a material adverse impact on Gammon's financial performance, cash flow and results of operations. See - “Legal Matters”.

CAPITAL STRUCTURE

Set forth below is a description of Gammon’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Gammon and the relevant provisions of the Companies Act (Quebec).

General

The Corporation’s authorized capital consists of an unlimited number of Common Shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 122,549,171 Common Shares are issued and outstanding as at the date of this Annual Information Form. There are no Class A or Class B preferred shares currently outstanding.

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of Common Shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefore and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, provided however that the Class A preferred shares have priority over the Class B preferred shares. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

2008 ANNUAL INFORMATION FORM

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000, under the trading symbol “GAM”. The Common Shares of the Corporation have been listed and posted for trading on the New York Stock Exchange (the “NYSE”) since October 13, 2008, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSX, AMEX and NYSE(1) for the periods indicated:

		TSX		AMEX & NYSE(1)
Period	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
March 1 - 24, 2009	$10.10	$7.95	11,176,500	$8.06	$6.26	17,776,500
February, 2009	$10.23	$7.65	13,121,300	$8.16	$6.15	24,944,200
January, 2009	$8.50	$5.32	16,329,800	$6.94	$4.22	26,637,200
December, 2008	$6.83	$2.88	8,140,600	$5.59	$2.27	17,843,700
November, 2008	$5.29	$2.68	17,120,600	$4.41	$2.08	16,993,100
October, 2008	$8.12	$3.67	12,966,400	$7.66	$2.64	17,772,100
September 2008	$10.18	$6.79	10,366,600	$9.51	$6.35	21,731,600
August 2008	$10.53	$8.50	7,117,200	$10.28	$8.00	12,811,100
July 2008	$11.20	$8.92	12,180,800	$11.27	$8.79	15,136,900
June 2008	$11.15	$8.75	12,411,100	$11.01	$8.58	10,538,500
May 2008	$10.34	$7.38	12,163,200	$10.47	$7.21	14,597,500
April 2008	$8.91	$7.06	16,418,000	$8.81	$6.87	19,761,900
March 2008	$10.36	$7.57	20,575,500	$10.55	$7.32	24,181,100
February 2008	$9.48	$6.04	13,356,100	$9.67	$6.01	22,494,600
January 2008	$9.60	$5.80	14,656,700	$9.79	$5.63	21,086,900

Notes:

1.

The Common Shares of the Corporation were listed and posted for trading on the NYSE on October 13, 2008, under the trading symbol “GRS”, prior to that the Common Shares were traded on the American Stock Exchange (“AMEX”), under the same symbol “GRS” therefore the prices and volumes shown above represent trading on AMEX from January 2008 to September 2008, trading on both AMEX and NYSE for October 2008, and trading on NYSE from November 2008 to March 24, 2009.

Prior Sales

There have been no prior sales of securities of the Corporation during the fiscal year ended December 31, 2008 and to the date of this Annual Information Form.

ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow.

MATERIAL CONTRACTS

Except as disclosed in this Annual Information Form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the fiscal year ended December 31, 2008, and to the date of this Annual Information Form.

2008 ANNUAL INFORMATION FORM

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations.

The Corporation paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors:

	December 31	December 31	December 31
	2008	2007	2006
Production costs – labour(1)	$33,761,686	$31,147,564	$19,509,027
Mining interests – labour(1)	1,167,359	2,437,344	3,717,149
Production costs – consumables(2)	14,655,237	2,032,928	3,040,831
Capital assets(3)	94,350	24,838	916,127
	$49,678,632	$35,642,674	$27,183,134

Notes:

1.	The Corporation pays a third party company owned by the brother of Mr. Fred George, a director of the Corporation, for the provision of workers in the Mexican operations at cost plus 10%.
2.

The Corporation pays two third party companies owned by the father of Mr. Canek Rangel, a director of the Corporation, for the provision of lubricant and fuel, the prices of which are regulated in Mexico.

3.	The Corporation paid a Director, Mr. Canek Rangel and third party company owned by the father of Mr. Canek Rangel, for the provision and construction of production and support facilities.

As at December 31, 2008, the Corporation had included $1,922,257 (2007 - $1,775,351) in payables and accruals and $1,022,470 (2007 - $Nil) in prepaids and deposits, representing amounts owing or paid to these related parties.

Management believes that related party transactions for labour, consumables and capital assets are recorded at fair market value.

During the 2008 compensation review, it was determined that senior executive officers would not receive increases in 2009 base salaries, in an effort to conserve funds of the Corporation. In addition, the Board of Director’s Compensation Committee proposed that 2008 annual incentive bonuses be awarded to executive officers in the form of share-based compensation, plus additional tax benefits. The shares awarded are valued at the volume weighted average trading price of the Corporation’s shares for the five days prior to the award, and vest over an eighteen-month period. Subject to shareholder and stock exchange approvals, the executives will receive the number of shares equivalent to the bonus value, using the grant date price. In the event that approval is not obtained, the executives are entitled to receive an amount in cash, equal to the product of the number of shares that would have been issued and the trading price of the Corporation’s shares on the date paid. As at December 31, 2008, the Corporation has recorded $5,586,735 in compensation expense related to these share-based bonuses. (December 31, 2007 - $941,281, these were in the form of cash bonus only). Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries.

The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s Common Shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation. In general, see Risk Factors – Conflicts of Interest.

2008 ANNUAL INFORMATION FORM

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Corporation of Canada (“Computershare”). Computershare’s register of transfers for the Corporation’s Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

DIVIDENDS

The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the fiscal ended December 31, 2008, and to the date of this Annual Information Form: (i) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation, in connection with the audit of the Corporation’s audited annual financial statements for the fiscal year ended December 31, 2008; (ii) Martin Dupuis, P. Geo, Manager of Technical Services, Gammon Gold Inc., for information relating to the Mineral Reserve and Mineral Resource calculations for the Ocampo property; (iii) Glenn R. Clark, P. Eng. of Glenn R. Clark & Associates Limited, for information relating to the Mineral Reserve and Mineral Resource calculations for the El Cubo property and for the technical report dated May 31, 2006 titled “El Cubo Gold Silver Mine, Guanajuato, Mexico”; and (iv) Pincock, Allen & Holt, prepared a report dated November 25, 2002 and titled “Guadalupe y Calvo Gold-Silver Project, Chihuahua, Mexico”.

All registered or beneficial interests, direct or indirect, in any securities or other of the Corporation or an affiliate/subsidiary of the Corporation is less than 1% in a class of securities, include a general statement indicating that the interest held by all experts is less than one per cent.

The auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Nova Scotia.

DIRECTORS AND OFFICERS

The management of the Corporation consists of eight (8) executive officers and seven (7) directors as at March 25, 2009. The table presented below provides the names of and related information concerning each executive officer and director as at the date of this Annual Information Form. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

2008 ANNUAL INFORMATION FORM

Name, Position with the Corporation	Director/Officer Since	Common Shares	Stock Options	Principal Occupation

Fred George	Director and Officer of the Corporation since 1996	3,899,800(5)	1,871,977	Chairman and President, Gammon Gold Inc.
Bedford, Nova Scotia, Canada
Chairman and President

Rene Marion (4) Hammonds Plains, Nova Scotia, Canada Chief Executive Officer	Officer of the Corporation since October 2007 Director of the Corporation since March 2008	60,845	500,000	Chief Executive Officer, Gammon Gold Inc., previous occupation was Chief Operating Officer of Highland Gold Mining Limited.

Scott Perry, CPA Halifax, Nova Scotia, Canada Chief Financial Officer	Officer of the Corporation since February 2008	5,300	300,000	Chief Financial Officer, Gammon Gold Inc., previous occupation was Chief Financial Officer for Highland Gold Mining Limited.

Russell Tremayne Chihuahua City, Mexico Chief Operating Officer	Officer of the Corporation since January 2008	Nil	300,000	Chief Operating Officer, Gammon Gold Inc., previous occupation was Director of Operations for Highland Gold Mining Limited.

Chris Bostwick Oakville, Ontario Senior VP, Technical Services	Officer of the Corporation since January 2009	Nil	100,000	Senior VP, Technical Services, Gammon Gold Inc., previous occupation was Director of Capital Projects & Technical Services for Highland Gold Mining Limited.

Peter Drobeck Golden, Colorado, Unites States Senior VP, Exploration & Development	Officer of the Corporation since October 2008	Nil	100,000	Senior VP, Exploration & Development, Gammon Gold Inc., previous occupation was VP Exploration for Electrum USA Ltd.

Dana Hatfield, CA Bedford, Nova Scotia VP, Finance	Officer of the Corporation since October 2007	Nil	60,000	VP, Finance, Gammon Gold Inc., previous occupation was Director of Finance of Sysco Corporation.

Luis Chavez Chihuahua City, Chihuahua, Mexico Director	Director and Officer of the Corporation since July 2007	3,400	75,000	Director of Mexican Operations, Gammon Gold Inc., previous occupation was Secretary General for the Mexican Mining Directors.

Andre Falzon (1) Toronto, Ontario, Canada Director	Corporation since March 2008	Nil	20,000	Chartered Accountant

Kent L. Noseworthy (1)(2)(3)(4) Halifax, Nova Scotia, Canada Director	Director of the Corporation since July 2005	Nil	25,000	Barrister & Solicitor

George Elliott(1)(2)(3) Toronto, Ontario, Canada Director	Director of the Corporation since July 2008	6,600	20,000	Barrister & Solicitor

Canek Rangel(2)(3)(4) Mexico City, Mexico Director	Director of the Corporation since September 2005		25,000	Civil Engineer

Notes:

1. Member of the Audit Committee. See “Audit Committee Information”.
2. Member of the Nominating and Corporate Governance Committee.
3. Member of the Compensation Committee.
4. Member of the Environmental, Health and Safety Committee
5. Represents approximately 3.2% of the outstanding Common Shares of the Corporation

Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

As at the date of this Annual Information Form, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 3,975,945 Common Shares (7,372,922 Common Shares if all options held by them are exercised), representing 3.2% of the currently outstanding Common Shares (6.0% current outstanding Common Shares if all options held by them are exercised) and 3.1% of the Common Shares on a fully diluted basis (5.7% current outstanding Common Shares on a fully diluted basis if all options held by them are exercised).

2008 ANNUAL INFORMATION FORM

None of the directors or executive officers of the Corporation are, at the date of the AIF, or was within 10 years before this date, a director, CEO or CFO of a company subject to any cease trade order, bankruptcy, penalty or sanction.

Board Effectiveness

In 2008 the Corporation established and conducted an assessment process to determine the effectiveness of the Board, its Committees and the individual Directors. This assessment is conducted annually by a confidential survey prepared and administered by a third party, where the Board and its Committees are assessed as a whole. In addition to the 3rd party Board effectiveness survey, the Audit Committee members also conduct a self assessment on an annual basis. The Corporation discloses Director Attendance at Board and Committee meetings each year in its Management Information Circular.

AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation’s board of directors is principally responsible for:

a)

recommending to the Corporation’s board of directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;
c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the board of directors and publicly disseminated by the Corporation; and

d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph.

During fiscal 2008, the Audit Committee met six (6) times.

The purposes of the Audit Committee are to assist the board of directors’ oversight of:

  the integrity of Gammon Gold’s financial statements;

  Gammon Gold’s compliance with legal and regulatory requirements relating to financial disclosure;

  the qualifications and independence of Gammon Gold’s independent auditors; and

  the performance of the independent auditors and Gammon Gold’s internal audit function.

In accordance with National Instrument 52-110-Audit Committees (“NI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this section of the Annual Information Form of the Corporation.

The Audit Committee’s Charter

The Corporation’s board of directors has adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Andre Falzon (Chair), George Elliott and Kent Noseworthy. All of the members of the Audit Committee are independent and financially literate, as required by SEC Rule 10A-3, the NYSE Company Manual section 303A.06 – Audit Committee, section 303A.07 – Audit Committee Additional Requirements and the OSC National Instrument 52-110 - Audit Committees.

2008 ANNUAL INFORMATION FORM

Name of Member	Independent (1)	Financially Literate (2)(3)
Andre Falzon	Yes	Yes
George Elliott	Yes	Yes
Kent L. Noseworthy	Yes	Yes

Notes:

(1)

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the board of directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition in order to be considered independent a member of the board of directors must meet the SEC, NYSE and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Corporation on its independent status.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

(3)

Each year the members of the Audit Committee complete a Director Confirmation Form, it is in this document that each member provides annual updates on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

  Mr. Falzon brings over 20 years of practical financial and management experience, particularly within the mining industry and is a Chartered Accountant.

  Kent L. Noseworthy is a practicing corporate/commercial lawyer with over twenty years of experience in advising corporate clients on business law and governance issues.

  George Elliott is a seasoned business leader with 35 years of experience in legal affairs and corporate finance throughout a variety of industries.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s board of directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), in subsection 3.3(2) (Controlled Companies), in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Responsibilities” in the Charter of the Audit Committee attached hereto as Schedule “A”.

External Auditor Service Fees (By Category)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2008; and the fiscal year ended December 31, 2007:

2008 ANNUAL INFORMATION FORM

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2008	$408,228	$Nil	$138,356	$Nil
December 31, 2007	$568,374	$236,555	$88,925	$27,060

Notes:

(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	For the fiscal year ended December 31, 2007 these services included due diligence services.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

As a Canadian issuer listed on the NYSE, the Corporation is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, the Corporation is only required to comply with three of the NYSE Rules (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; and (iii) provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies listed under the NYSE. Gammon Gold Inc. has disclosed its Statement of Corporate Governance Differences in the corporate governance section of its website at http://www.gammongold.com/governance.php. Except as described, Gammon, is in compliance with the NYSE corporate governance standards in all other significant respects.

ADDITIONAL INFORMATION

Additional information relating to the Corporation filed under its continuous disclosure obligations is available on SEDAR (the System for Electronic Document Analysis and Retrieval, which has been established by the Canadian Securities Administrators) at www.sedar.com. This information is also filed with the Securities and Exchange Commission on Edgar (the Electronic Data Gathering, Analysis, and Retrieval system) (www.sec.gov). Upon request to the Corporation, the Corporation will provide this information to any person or company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's Financial Statements and Management's Discussion and Analysis contained in the Corporation's Annual Report for its most recently completed financial year.

A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this Annual Information Form please contact:

Gammon Gold Inc.
1701 Hollis Street
Founders Square, PO Box 2067
Halifax, Nova Scotia B3J 2Z1
Tel: 902-468-0614
Fax: 902-468-0631
Email: info@gammongold.com
Website: www.gammongold.com

SCHEDULE “A”	AUDIT COMMITTEE CHARTER
The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

To perform such duties as may be required by applicable legislation and regulations.
To assist the Board of Directors in fulfilling its oversight responsibilities for:
the integrity of the financial statements;
compliance with legal and regulatory requirements relating to financial disclosure;
the external auditors’ independence, performance and fees;
the system of internal control for financial reporting; and
monitoring the effectiveness of the Corporation’s disclosure controls and procedures.
To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Corporation. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Corporation which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent. Any non-independent directors can participate with the Committee as observers.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Corporation. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.	Conduct or authorize investigations into any matters within its scope of responsibility.
2.	Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.
3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.	Meet with management, external auditors, or outside counsel, as necessary.
5.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

Meetings

Meetings of the Audit Committee may be called by:

  The Chair

  Any member of the Audit Committee

  The external auditor

SCHEDULE “A”	AUDIT COMMITTEE CHARTER

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet quarterly or more frequently as circumstances dictate.
3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. The Secretary of the Corporation shall act as Secretary of the Audit Committee and minutes of the Audit Committee shall be recorded and maintained by the Secretary.

Responsibilities

1.	As required by the Board, the external auditor reports directly to the Audit Committee.
2.	The Audit Committee must recommend to the Board of Directors:
	a.	the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
	b.	the compensation of the external auditor.
3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non-audit services, with such pre-approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre-approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

a.

the aggregate amount of all these non-audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.	the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non- audit services at the time of the engagement; and
c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre-approve non-audit engagements.

The Audit Committee has instructed management that, to obtain pre-approval, management must detail the work to be preformed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

5.

The Audit Committee reviews and recommends to the Board approval of the Corporation’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Corporation’s financial statements, contained in the Corporation’s other financial disclosures and must periodically assess the adequacy of those procedures.

SCHEDULE “A”	AUDIT COMMITTEE CHARTER

6.	The Audit Committee must establish procedures for:
	a.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and
	b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
7.

The Audit Committee must review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

8.	The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.
9.	The Audit Committee shall review the National Instrument 52-110 – Audit Committees disclosure required in the Corporation’s Annual Information Form.